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SEC
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FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Electronic Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 405
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Watson (212)286-1074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Ellin & Company, LLP
(Name – *if individual, state last, first, middle name*)

750 Lexington Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Linda Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Global Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda Watson
Signature

Chief Financial Officer
Title

Gary J. Mueller
Notary Public

GARY J. MUELLER
Notary Public State of New York
No. 02MU4723030
Qualified in New York County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) An independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Advanced Financial Applications Limited)

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

CONTENTS

MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Electronic Global Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Advanced Financial Applications Limited as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Electronic Global Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Miller, Ellin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2008

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 64,178
Due from clearing broker	111,944
Accounts receivable, net of allowance for doubtful accounts of $33,259	57,246
Prepaid expenses and other assets	16,582
	$ 249,950

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 64,090
Due to related party	4,648
Total liabilities	68,738
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 100,000 shares authorized, 23,000 shares issued and outstanding	230
Additional paid-in capital	5,162,882
Accumulated deficit	(4,981,900)
Total stockholder's equity	181,212
	$ 249,950

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commission income, net of soft dollars	$ 438,204
License fees	102,450
Routing fees	97,126
Other income	29,936
Interest	3,921
	671,637
EXPENSES:	
Clearing and execution	121,829
Compensation	330,093
Software licenses	235,446
Professional fees	46,769
Communications and data feeds	97,654
Occupancy	26,820
Regulatory fees	17,819
Other operating expenses	112,808
	$ 989,238
NET LOSS	$ (317,997)

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
BALANCE - January 1, 2007	23,000	$ 75,000	$ 4,866,112	$(4,663,903)	$ 277,209
Restatement to reflect July 1, 2006 reincorporation as a Delaware corporation with a par value of $0.01 per share	-	(74,770)	74,770	-	-
BALANCE – January 1, 2007, Restated	23,000	230	4,940,882	(4,663,903)	277,209
Capital contributed	-	-	222,000	-	222,000
Net loss	-	-	-	(317,997)	(317,997)
BALANCE – December 31, 2007	23,000	$ 230	$ 5,162,882	$(4,981,900)	$ 181,212

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(317,997)
Adjustments to reconcile net loss to net cash used in operating activities:	
Stock option compensation	9,198
Provision for doubtful accounts	63,255
Changes in assets and liabilities:	
Decrease in accounts receivable	60,085
Decrease in due from clearing broker	43,384
Decrease in prepaid and other assets	15,986
Decrease in accounts payable and accrued expenses	(76,535)
Decrease in due to related party	(17,978)
NET CASH USED IN OPERATING ACTIVITIES	(220,602)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	222,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	222,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,398
CASH AND CASH EQUIVALENTS - beginning	62,780
CASH AND CASH EQUIVALENTS - ending	$ 64,178
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest expense	$ 2,521

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Structure and Business Activity

In 2006, Electronic Global Securities, Inc. (the "Company"), was reincorporated as a Delaware corporation. On July 1, 2006 the Company was merged with its predecessor corporation (a California corporation). The Company is a wholly-owned subsidiary of Advanced Financial Applications Limited ("AFA Limited"), a Cayman Islands Corporation. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces all customers' securities transactions to another broker-dealer on a fully disclosed basis. The clearing and depository operations for the customers' accounts are performed by the clearing broker. Pursuant to an agreement between the Company and its clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions.

The Company is exempt from the requirements of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii) pursuant to the rules for broker-dealers that clear all customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from these estimates, and such differences may be material to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company performs ongoing credit evaluations of their customers' financial condition and estimates an allowance for doubtful accounts based on the credit worthiness of the customers, historical trends and current economic conditions. As of December 31, 2007, the Company provided for an allowance for doubtful accounts of $33,259. The Company writes off accounts receivable when they are significantly past due, and are deemed by management to be uncollectible.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS No. 109), which provides for an asset and liability approach to accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded for future tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the current tax rates and laws that are expected to be in effect when the underlying assets or liabilities are anticipated to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

Financial instruments are reported in the Statement of Financial Condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis.

Revenues from software sales (license fees and routing fees) are recognized in accordance with Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*, and SOP No. 98-9, Modification of SOP 97-2, *Software Revenue Recognition with Respect to Certain Transactions.* Revenues from software license sales that do not depend on services rendered to make the software functional are recognized upon delivery provided that (1) there is evidence of such an arrangement, (2) the fee is fixed or determinable, and (3) collection is probable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Options Compensation

Stock option compensation is recorded by the Company in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments.

Stock-based compensation of $ 9,198 is included as compensation expense on the accompanying Statement of Operations for the year ended December 31, 2007. The Company determined the fair value of options issued using the Black-Scholes options pricing model with the following assumptions: 10-year expiration period, risk-free interest rate of the equivalent of the 10-year treasury instrument at date of grant, stock price volatility of 100%, 20% forfeiture rate and no common stock dividends over the expected life of the options.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions to the clearing broker-dealer on a fully-disclosed basis.

The Company has potential exposure to credit risk for non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions. Volatile trading markets may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the securities at amounts equal to originally contracted amounts. The agreement between the Company and its clearing broker provides that the Company to assume any exposure related to such non-performance by its customers. The Company monitors its customer activity by reviewing information it receives from the clearing broker on a daily basis. The Company maintains a security deposit with the clearing broker.

NOTE 3 - INCOME TAXES

The Company has incurred significant operating losses since inception. Since the future tax benefit of the net operating loss is dependent upon the Company attaining future profitability, a 100% valuation allowance amounting to approximately \$2.0 million, has been provided against the deferred tax benefit. The increase in the valuation allowance for the year ended December 31, 2007 was approximately \$200,000.

The Company has net operating loss carryforwards of approximately \$5.0 million for federal tax purposes expiring in the years 2020 through 2027.

NOTE 4 - RETIREMENT PLAN

The Company and its affiliate Advanced Financial Applications, Inc. ("AFA") sponsor a 401(k) Plan that allows employees to contribute a portion of their pretax income into a retirement fund. Matching employer contributions to the plan are discretionary. For the year ended December 31, 2007, the Company did not make a matching contribution to the 401(k) Plan.

The Company has no formal plan to provide any termination benefits and is not otherwise committed to provide such benefits except as provided in certain employment agreements.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, AFA. Expenses that are common to both companies are allocated based on the terms of an expense sharing agreement between the two companies. The Company and AFA also share some vendors that bill all charges on one invoice. Those invoices are entered upon receipt on the company billed and the amount applicable is recorded through the intercompany account.

The due to related party balance was \$4,648 as of December 31, 2007. During the year, the Company was charged \$60,000 for the licensing and redistribution of IMPACT Pro™ software, which is used in its operations. This amount is classified on the Statement of Operations as "software licenses".

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company's net capital was $139,708, which was $39,708 in excess of the minimum amount required ($100,000). The Company's ratio of aggregate indebtedness to net capital as of December 31, 2007 was .49 to 1.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

NOTE 7 – STOCK OPTIONS

AFA Limited has an Equity Incentive Plan (the "Plan") which was approved by its Board of Directors in April 2002 and was amended and restated in January 2005. The Plan is intended to assist in attracting employees, officers, directors, and others who provide services and to motivate such persons to achieve the goals of the Company, AFA and its shareholders.

Stock option ("Option") awards available under the Plan include Incentive Stock Options ("ISOs") or Nonqualified Stock Options ("NSOs"). Restricted Shares ("RS") may also be granted under the Plan.

An administrative committee of The Plan (the "Committee") designates from time to time, the persons eligible to be granted Options and RS. The maximum numbers of Options and RS which may be granted under the Plan is 2,400,000 (reflecting AFA Limited's 2007 1 for 10 reverse stock split), of which a maximum aggregate number of 1,649,358 shares may be granted pursuant to ISOs.

Option prices are fixed by the Committee and vary with the fair market value of the Common Stock on the date of grant. The fair market value ("Fair Market Value") is determined in good faith by the Committee on the basis of considerations that the Committee deems appropriate from time to time. Prices related to ISOs may not be less than the Fair Market Value. Prices related to ISO awards to shareholders who own more than 10% of the voting of all classes of share capital of AFA Limited or any subsidiaries ("Ten Percent Shareholders"') also may not be less than the Fair Market Value on the date of grant.

The terms of Options are determined by the Committee, but the terms of ISOs may not be longer than ten years from the date of grant. In the case of ISOs granted to Ten Percent Shareholders the terms may not be longer than five years from the date of grant. Options vest according to the vesting schedule determined by the Committee.

NOTE 7 – STOCK OPTIONS (CONTINUED)

The Committee also determines the price, terms, and vesting dates of RS. The exercise price of RS should be at least the minimum consideration necessary to permit the RS to be deemed fully paid and non-assessable.

Upon acceptance of Options or RS, grantees must sign and deliver Option or RS agreements to AFA Limited within 60 days after the Committee approves the grant.

The Plan terminates at the earliest of the date that:

(i) the liquidation of AFA Limited;
(ii) AFA Limited's shares become listed on any stock exchange;
(iii) One or more persons and/or entities acquire ownership of shares of AFA Limited and, as a result of and immediately after such acquisition, such persons and/or entities have more than 50 percent of the total voting power of all of the Company's then outstanding shares;
(iv) 5:00 p.m., Eastern Standard Time, on the Plan expiration date of April 20, 2012.

A total of 24,500 stock options were repriced and revalued as a new stock option grant.

The table below presents the stock options outstanding, granted, exercised, and forfeited/expired, the range of their exercise prices and their weighted average exercise prices for the year ended December 31, 2007 issued under the Plan to the Company's employees:

	Number Of Shares	Option Price Range	Weighted Average	
			Remaining Life	Exercise Price
Options outstanding, January 1, 2007	245,000	$ 0.30	8.4	$ 0.30
Restated January 1, 2007 balance adjusted for reverse stock split and options repriced	24,500	0.75	8.4	0.75
Options granted	5,000	0.75	9.6	-
Option exercised	-	-	-	-
Options forfeited/expired	-	-	-	-
Options outstanding, December 31, 2007	29,500	$ 0.75	7.8	$ 0.75

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 8 – COMMITMENTS

The Company and AFA signed a lease for office space under a lease agreement commencing in July 2007 and expiring in September 2012. The occupancy costs are allocated between the Company and AFA based on the usage of space. Allocated rent expense totaled $23,653 for the year ended December 31, 2007, which is included in occupancy costs on the Statement of Operations.

Approximate total future minimum rental payments for the years ending December 31, are as follows:

Year ending December 31,	Minimum Annual Rental Expense
2008	$ 224,000
2009	230,000
2010	237,000
2011	243,000
2012	187,000
	$ 1,121,000

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances with various financial institutions, which at times exceed the insured limits of the Federal Deposit Insurance Corporation and the Securities Investors Protection Corporation. The Company has not experienced any losses to date as a result of this policy.

Four customers represent approximately $60,000 or 67% of the gross accounts receivable. No other customer represents more than 10% of the gross accounts receivables.

During the year ended December 31, 2007, the Company earned revenues from three customers totaling approximately $332,000 or 49% of total revenues. No other customer represents more than 10% of total revenues.

NOTE 10 - LIQUIDITY MATTERS

The Company incurred a net loss of $317,997 during the year ended December 31, 2007 and it had an accumulated deficit of $4,981,900 as of that date. Management has indicated that AFA Limited is committed to continue to provide additional capital when required.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

NET CAPITAL:	
Stockholder's equity	$ 181,212
Deductions and/or charges:	
Non-allowable assets	
Account receivable	(57,246)
Prepaid expenses and other assets	(16,582)
Other additions and/or credits:	
Discretionary compensation	32,324
NET CAPITAL	139,708
LESS: Minimum net capital requirement (greater of 6⅔% of aggregate indebtedness or $100,000)	100,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 39,708
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Accounts payable and accrued expenses	$ 64,090
Due to related party	4,648
	$ 68,738
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.49 to 1

Note: There were no material differences between the Computation of Net Capital above to the Net Capital of the Unaudited December 2007 Part IIA of Form X-17A-5.

MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

To the Stockholder
Electronic Global Securities, Inc.
New York, New York

We have audited the financial statements of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Advanced Financial Applications Limited), for the year ended December 31, 2007, and have issued our report thereon dated February 22, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Electronic Global Securities, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Electronic Global Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

The size of the business and resultant limited number of employees imposes practical limitation on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Electronic Global Securities, Inc. for the year ended December 31, 2007 and this report does not effect our report thereon dated February 22, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2008

END